UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 4, 2010

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EchoStar Corporation

File No. 1-33807 - CF#23661

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EchoStar Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibit 10.1 to a Form 10-Q filed on May 11, 2009, as amended by reduced redactions from the same exhibit filed as Exhibit 10.26 to a Form 10-K filed on March 1, 2010.

Based on representations by EchoStar Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1 to Form 10-Q filed May 11, 2009   through January 1, 2018
Exhibit 10.26 to Form 10-K filed March 1, 2010   through January 1, 2018

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel